BC FORM 55-901F (Previously Form 36)

INSIDER REPORT 12g: 82-3520

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information – The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the ... of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova S... in this form will be made available to the public. If you have any questions about the collection and use of this information, you ... any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.


02002798

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

NUMBER OF THE INSIDER (BLOCK LETTERS)

SHELDON

GIVEN NAMES: DONALD R.

NO. / STREET / APT: 1255 WEST PENDER STREET

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 02 01 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☒ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUEBEC
- ☒ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	150500	17 01 02	9 6	2000000		.10		2150500	D	
WARRANTS	860000							860000	I	D.S. Mgmt.
COMMON	650000	16 01 02	5 0		10000			640000	I	"
		16 01 02	5 0		10000			630000	I	"
		16 01 02	5 0		10000			620000	I	"
		22 01 02	1 0		39000	.30		581000	I	"
		22 01 02	1 0		81000	.29		500000	I	"
COMMON	513986							513986	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of D.S. Mgmt. dlw 1/31

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R. SHELDON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 29 01 02